Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

dated June 25, 2024 to the Prospectus dated August 11, 2023

File No. 333-273925

$600,000,000

5.850% Senior Notes due 2034

Choice Hotels International, Inc.

June 25, 2024

Pricing Term Sheet

Issuer:	Choice Hotels International, Inc.

Expected Ratings (Moody’s / S&P)*	Baa3 / BBB-

Title of Securities:	5.850% senior notes due 2034 (the “notes”)

Principal Amount:	$600,000,000

Maturity:	August 1, 2034

Interest Payment Dates:	February 1 and August 1 of each year, commencing February 1, 2025

Record Dates:	January 15 and July 15

Coupon:	5.850%

Coupon Adjustment:	The coupon payable on the notes will be subject to adjustment based on certain rating events as described under the caption “Description of Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement dated June 25, 2024.

Public Offering Price:	98.929% of principal amount

Net Proceeds to Issuer (before expenses):	$589,674,000

Benchmark Treasury:	4.375% due May 15, 2034

Benchmark Treasury Price and Yield:	101-02 / 4.242%

Spread to Benchmark Treasury:	+175 basis points

Yield to Maturity:	5.992%

Optional Redemption:

Make-Whole Call:

Prior to May 1, 2034 (three months prior to the maturity date) (the “Par Call Date”), the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

    (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the redemption date, and

    (2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call:	On or after the Par Call Date, the issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Trade Date:	June 25, 2024

Settlement Date:	July 2, 2024 (T+5)

CUSIP / ISIN:	169905 AH9 / US169905AH91

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Truist Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. J.P. Morgan Securities LLC

Senior Co-Manager:	Loop Capital Markets LLC

Co-Manager:	Fifth Third Securities, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, Email:

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wfscustomerservice@wellsfargo.com, Toll-Free: 1-800-645-3751; BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: (212) 902-9316 or by emailing Prospectus-ny@ny.email.gs.com; or Truist Securities, Inc., 3333 Peachtree Road NE, 9th floor, Atlanta, GA 30326, Attention: Prospectus Department, Email: TruistSecurities.prospectus@Truist.com, Telephone: (800) 685-4786.